UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES SECOND QUARTER 2021 PROFIT OF $14.1 MILLION, OR $0.36 PER SHARE,
ON IMPROVED CORE REVENUES AND CREDIT PORTFOLIO GROWTH

PANAMA CITY, REPUBLIC OF PANAMA, July 28, 2021

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Second Quarter (“2Q21”) and six months (“6M21”) ended June 30, 2021.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2Q21	1Q21	2Q20	6M21	6M20
Key Income Statement Highlights
Net Interest Income ("NII")	$21.0	$18.9	$21.7	$39.9	$47.5
Fees and commissions, net	$4.3	$3.0	$1.9	$7.3	$5.0
Gain (loss) on financial instruments, net	$0.2	$(0.1)	$(3.9)	$0.2	$(4.3)
Total revenues	$25.6	$22.0	$19.9	$47.6	$48.7
(Provision) reversal for credit losses	$(1.4)	$0.0	$2.6	$(1.4)	$2.7
Operating expenses	$(10.1)	$(9.1)	$(8.3)	$(19.3)	$(18.8)
Profit for the period	$14.1	$12.8	$14.1	$26.9	$32.4
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.36	$0.32	$0.36	$0.68	$0.82
Return on Average Equity (“ROAE”) (2)	5.4%	5.0%	5.5%	5.2%	6.4%
Return on Average Assets (“ROAA”)	0.8%	0.8%	0.8%	0.8%	1.0%
Net Interest Margin ("NIM") (3)	1.27%	1.24%	1.28%	1.26%	1.43%
Net Interest Spread ("NIS") (4)	1.11%	1.04%	1.01%	1.08%	1.09%
Efficiency Ratio (5)	39.6%	41.6%	41.5%	40.5%	38.7%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$6,531	$6,097	$5,011	$6,531	$5,011
Commercial Portfolio (7)	$6,008	$5,708	$4,915	$6,008	$4,915
Investment Portfolio	$523	$389	$96	$523	$96
Total assets	$6,723	$6,375	$6,627	$6,723	$6,627
Total equity	$1,031	$1,037	$1,022	$1,031	$1,022
Market capitalization (8)	$605	$601	$456	$605	$456
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (9)	23.6%	26.3%	24.8%	23.6%	24.8%
Capital Adequacy Ratio (Regulatory) (10)	18.2%	19.4%	22.1%	18.2%	22.1%
Total assets / Total equity (times)	6.5	6.1	6.5	6.5	6.5
Liquid Assets / Total Assets (11)	14.9%	15.6%	29.6%	14.9%	29.6%
Credit-impaired loans to Loan Portfolio (12)	0.20%	0.21%	0.00%	0.20%	0.00%
Total allowance for losses to Credit Portfolio (13)	0.71%	0.73%	0.95%	0.71%	0.95%
Total allowance for losses to credit-impaired loans (times) (13)	4.4	4.2	n.m.	4.4	n.m.
"n.m." means not meaningful.

BUSINESS HIGHLIGHTS

•	Bladex’s Profit increased 10% QoQ (Stable YoY) to $14.1 million for the 2Q21, driven by solid quarterly revenue growth (+17% QoQ) from increased Net Interest Income (“NII”) on higher average credits, and from an uplift in Fees.

•	The Bank’s Profit for 6M21 totaled $26.9 million, down 17% YoY, mostly impacted by the net effect of lower Libor-based market rates on the Bank’s assets and liabilities, reducing NII by 16% YoY.

•	Commercial Portfolio reached $6 billion at quarter-end, up 5% QoQ and 22% YoY, on a continued quarterly growth trend since a year ago, having increased lending origination by 11% QoQ and by 205% YoY.

•	The Bank maintains its collection rate of close to 100% on loan maturities, evidencing the high quality of its borrower base of financial institutions (49%) and sovereign and state-owned corporations (18%), as well as the short-term nature of its business (78% maturing in less than a year).

•	Growth in the Investment Portfolio (+34% QoQ) continues to be well diversified and predominantly investment grade rated, propelled by a 72% QoQ increase in Latin American securities complementing the Bank’s Loan Portfolio, in addition to a stable high quality liquid asset (“HQLA”) bond portfolio aimed to enhance liquidity yields.

•	NII increased 11% QoQ to $21 million in 2Q21, mainly on higher average lending volumes (+12% QoQ) and lower average funding costs (-17 bps QoQ), partly offset by the continued downward pressure of lending rates (-23 pbs QoQ). Tighter lending spreads, reaching pre-pandemic levels, relate to sustained solid credit quality and ample market liquidity.

•	On a YoY comparison, NII was down 3%, as the positive volume net effect driven by an improved interest-earning asset mix, with increased average loans and investments and decreased cash position, was offset by the impact of lower Libor-based market rates.

•	Fees and commissions income totaled $4.3 million for 2Q21, up 41% QoQ and 120% YoY, due to the sustained positive trend in the Bank’s letters of credit business, along with the return of loan syndications activity.

•	Asset quality remains sound, with credit-impaired loans (“NPLs”) representing 0.2% of total loans at June 30, 2021. Provision for credit losses of $1.4 million in 2Q21 mostly relate to strong credit origination, having 96% of total credits classified as Stage 1 (low risk) under IFRS 9.

•	Bladex´s liquidity position stood at $999 million, or 15% of total assets as of June 30, 2021, supported by its sound and well diversified funding structure, led by steady growth of its deposit base (+5 QoQ; +16% YoY).

•	As of June 30, 2021, the Bank´s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 23.6% and a Regulatory Capital Adequacy Ratio of 18.2%. Ongoing Stock Repurchase has been executed as planned since mid-May 2021, having repurchased 728 thousand shares for a total of $11.2 million as of the date of this report.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Despite a slow vaccine rollout for most countries and daily new infections having peaked only a month ago, growth in the Region is starting to regain traction as the economies reopen, commodity prices hit record levels and remittances are also at record highs. In fact, just yesterday the IMF revised for the second time this year, its growth projection for 2021 for Latin America from 4.6% in April to 5.8%, with the two largest economies in the Region, Mexico and Brazil, growing at 6.3% and 5.3% respectively this year. Latam trade flows are expected to grow 21% in 2021, as world growth, especially in the U.S. and China, is fueling trade flows. In this context, second quarter results improved, with consistent growth and pristine asset quality, as we grew our loan and investment portfolios for the fourth consecutive quarter, while keeping asset quality sound with only 0.2% of NPLs to total loans. Most of the growth was once again, related to the recent commodity boom, which is associated to both prices and volumes. Revenues increased by 17% and net profit also rose 10% with respect to the previous quarter.”

Mr. Salas added: “To further align our organizational structure and enhance our execution capabilities, during the second quarter, we created a new executive VP of Strategy to coordinate strategic planning and lead a project management office. New value-added structured services, that were driven by this new unit, are already in place. I am also pleased to report that the share buyback plan of up to $60 million announced last quarter, is being executed as planned and that the Board of Director decided to maintain the quarterly dividend of 25 cents per share.”

Mr. Salas concluded: “We believe the Bank’s sustained growth trend is very relevant, and remain confident that there is ample room to continue this trend as the Region recovers. We stand cautiously optimistic and are well positioned to make the best of the many opportunities that keep arising.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

Bladex’s maintained its Commercial Portfolio’s quarterly growth trend since a year ago, propelled by the Region’s recovery, reaching $6.0 billion at the end of 2Q21, a 5% QoQ increase compared to $5.7 billion a quarter ago, and a 22% YoY increase compared to a year ago. Quarterly increases were mainly driven by higher lending origination (+11% QoQ; +205% YoY), with tighter lending spreads at pre-Covid levels due to sustained solid credit quality and ample market liquidity. Meanwhile, during 2Q21 the Bank maintains its collection rate of close to 100% on loan maturities, evidencing the high quality of the Bank’s borrower base and short-term nature of its business. On an average basis, Commercial Portfolio balances reached $6.1 billion for the 2Q21 (+12% QoQ; +16% YoY) and $5.7 billion for the first 6M21 (stable YoY), also evidencing the steady growth during the year.

As of June 30, 2021, 78% of the Commercial Portfolio was scheduled to mature within a year, up 1 pp compared from the previous quarter and up 7 pp from a year ago. Trade finance transactions represented 62% of the short-term origination, up 5 pp compared to a quarter ago and up 10 pp compared to a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments, as of June 30, 2021:

Bladex’s credit quality remains sound with a well-diversified exposure across countries. As of June 30, 2021, 43% of the Commercial Portfolio was geographically distributed in investment grade countries, down 14 pp from the previous quarter and 15 pp from a year ago, mostly explained by the Bank´s decision to classify Colombia, the Bank’s second largest country-risk exposure at 12% of the Commercial Portfolio, as non-investment grade following the recent downgrades by two main credit rating agencies, even though Colombia is still rated investment grade by one of the major credit rating agencies. Brazil continues to represent the largest country-risk exposure at 20% of the total Commercial Portfolio, of which 89% was with financial institutions. Other relevant country-risk exposures were to investment grade countries such as Mexico and Chile at 10% and top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 9% of the total portfolio.

The Commercial Portfolio by industries also remained well-diversified and focused on high quality borrowers, as exposure to the Bank’s traditional client base of financial institutions represented 49% of the total Commercial Portfolio, and exposure to sovereign and state-owned corporations remained at 18% of the total portfolio at the end of 2Q21. The remainder of the portfolio comprises top tier corporates throughout the Region. Across corporate sectors, most industries represented 5% or less of the total Commercial Portfolio, except for certain sectors that the Bank considers as defensive under the current context supported by higher commodity prices and LatAm trade flows, such as Oil & Gas (Downstream) at 9%, Food and beverage at 7%, Electric power and Metal manufacturing at 6% of the Commercial Portfolio at the end of 2Q21. In addition, high risk sectors, such as sugar and airline industries, remained downsized at 1% and 0.8% of the total portfolio at the end of 2Q21, respectively.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	2Q21	1Q21	2Q20	QoQ (%)	YoY (%)	6M21	6M20	YoY (%)
Commercial Business Segment:
Net interest income	$20.5	$18.7	$20.9	9%	-2%	$39.2	$45.7	-14%
Other income	4.5	3.3	(0.8)	38%	667%	7.7	2.6	202%
Total revenues	25.0	22.0	20.1	14%	24%	46.9	48.2	-3%
(Provision) reversal for credit losses	(1.0)	0.0	2.6	n.m.	-140%	(1.0)	2.7	-137%
Gain (loss) on non-financial assets, net	0.0	0.0	(0.1)	n.m.	100%	0.0	(0.1)	100%
Operating expenses	(7.9)	(7.1)	(6.3)	-10%	-26%	(15.0)	(13.6)	-10%
Profit for the segment	$16.0	$14.9	$16.3	8%	-2%	$30.9	$37.2	-17%

"n.m." means not meaningful.

The Commercial Business Segment’s Profit was $16.0 million for 2Q21 (+8% QoQ; -2% YoY). The 8% quarterly increase was mostly attributable to higher revenues (+14% QoQ) driven by increased NII (+9% QoQ) mainly on higher average loans (+12% QoQ), and from an uplift in fees and commissions.

Compared to 2Q20, the Commercial Business Segment’s Profit for 2Q21 decreased by 2%, mostly impacted by a $1.0 million charge in provision for credit losses due to Commercial Portfolio’s growth, compared to a $2.6 million reversal registered in 2Q20, as well as by higher allocated expenses, up 26% YoY. These effects were partly offset by increased other income YoY, related to $2.4 million in higher fees, mostly from the Letters of Credit business, and to a $3.0 million loss on financial instruments during 2Q20, related to the fair value adjustment of a debt instrument received as part of a loan restructuring back in 2018.

Year-to-date Commercial Business Segment’s Profit totaled $30.9 million (-17% YoY), mainly driven by a 14% decrease in NII primarily resulting from the impact of lower Libor-based loan rates.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-‘, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

The Bank’s liquid assets, mostly consisting of cash and due from banks, as well as highly rated corporate debt securities (above ‘A-‘) aimed to enhance liquidity yields, totaled $999 million at the end of 2Q21, up from $992 million a quarter ago and down from $1,959 million a year ago, as the Bank adjusted its liquidity position considering a more stable market environment and the Bank’s ample access to diversified funding sources. As of June 30, 2021, $691 million, or 69% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York, while $201 million, or 20% of total liquid assets represented corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. As of the end of 2Q21, 1Q21, and 2Q20, liquidity balances to total assets represented 15%, 16% and 30%, respectively, while the liquidity balances to total deposits ratio was 30%, 31% and 68%, respectively.

The credit investment portfolio, related to the Treasury’s investment management activities aimed to complement the Bank’s Commercial Portfolio, increased to $322 million at the end of 2Q21, a 72% increase compared to $188 million a quarter ago and more than three times higher compared to $96 million a year ago.

Total Investment Portfolio balances amounted to $523 million as of June 30, 2021, up 34% from $389 million a quarter ago, and more than four times higher from $96 million a year ago. Overall, the Investment Portfolio mostly consisted of readily-quoted Latin American and Multilateral securities, out of which 49% represented sovereign or state-owned risk at the end of the 2Q21, compared to 61% a quarter ago and 80% a year ago (refer to Exhibit X for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances increased to $3.3 billion at the end of 2Q21, up 5% QoQ and 16% YoY. The continued growth in the Bank’s deposit base denotes the growth of its Yankee CD program which complements the short-term funding structure, and the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 48% of total deposits at the end of 2Q21, compared to 46% and 53% of total deposits a quarter and year ago, respectively. As of June 30, 2021, total deposits represented 61% of total funding sources, same as the previous quarter and up from 52% a year ago. In turn, short- and medium-term borrowings and debt totaled $2.1 billion at the end of 2Q21 (+10% QoQ and -22% YoY). Weighted average funding costs improved to 0.93% in 2Q21 (-17 bps QoQ; -64 bps YoY) and 1.01% in the first 6M21 (-97 bps YoY), benefiting from the impact of lower market rates.

(US$ million)	2Q21	1Q21	2Q20	QoQ (%)	YoY (%)	6M21	6M20	YoY (%)
Treasury Business Segment:
Net interest income	$0.5	$0.2	$0.8	218%	-36%	$0.7	$1.8	-63%
Other income (expense)	0.1	(0.2)	(1.0)	159%	111%	(0.1)	(1.4)	95%
Total revenues	0.6	(0.0)	(0.2)	n.m.	382%	0.6	0.4	45%
(Provision) reversal for credit losses	(0.3)	(0.0)	0.0	-824%	n.m.	(0.4)	0.0	n.m.
Operating expenses	(2.2)	(2.0)	(2.0)	-12%	-12%	(4.2)	(5.2)	19%
Loss for the segment	$(2.0)	$(2.1)	$(2.2)	5%	12%	$(4.0)	$(4.8)	16%

"n.m." means not meaningful.

The Treasury Business Segment’s results were a $2.0 million loss for 2Q21 (+5% QoQ; +12% YoY) and a $4.0 million loss for the first 6M21 (+16% YoY). The quarterly and year-to-date improvements were mainly associated to better results on its hedging positions recorded in Other Income (Expense), along with the positive impact on NII of increased bond portfolio driving higher yields, together with lower funding costs, partly compensating the impact of lower market rates on Treasury assets.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2Q21	1Q21	2Q20	QoQ (%)	YoY (%)	6M21	6M20	YoY (%)
Net Interest Income
Interest income	$34.2	$32.9	$44.5	4%	-23%	$67.1	$103.5	-35%
Interest expense	(13.2)	(14.0)	(22.8)	6%	42%	(27.2)	(56.0)	51%
Net Interest Income ("NII")	$21.0	$18.9	$21.7	11%	-3%	$39.9	$47.5	-16%
Net Interest Spread ("NIS")	1.11%	1.04%	1.01%	6%	10%	1.08%	1.09%	-1%
Net Interest Margin ("NIM")	1.27%	1.24%	1.28%	2%	-1%	1.26%	1.43%	-12%

NII totaled $21.0 million for 2Q21 (+11% QoQ; -3% YoY) and $39.9 million for the first 6M21 (-16% YoY). The 11% QoQ increase was mostly attributable to the positive volume net effect from increased loan portfolio average balance (+12% QoQ), and to lower average funding costs (-17 bps QoQ), partly offset by the continued downward repricing of Libor-based loan rates and tighter lending spreads particularly to banks, in a highly liquid environment. 2Q21 NII decreased by 3% YoY, as the positive volume net effect driven by an improved interest-earning assets mix – with increased average loans and investments and decreased cash positions – was offset by the impact of lower Libor-based market rates. On a year-to-date basis, NII was down 16% YoY, mainly impacted by the net rate effect of lower Libor-based market rates on the Bank’s assets and liabilities.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	2Q21	1Q21	2Q20	QoQ (%)	YoY (%)	6M21	6M20	YoY (%)
Letters of credit fees	3.4	2.5	1.8	34%	90%	5.9	4.3	40%
Loan syndication fees	0.4	0.1	0.1	298%	628%	0.5	0.5	11%
Other commissions, net	0.5	0.4	0.1	18%	380%	0.9	0.3	179%
Fees and Commissions, net	$4.3	$3.0	$1.9	41%	120%	$7.3	$5.0	46%

Fees and Commissions income increased to $4.3 million for 2Q21 (+41% QoQ and 120% YoY) and to $7.3 million for the first 6M21 (+46%), mostly driven by the sustained positive trend in the Bank’s letters of credit business, along with the return of loan syndications activity.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	30-Jun-21	31-Mar-21	31-Dec-20	30-Sep-20	30-Jun-20
Allowance for loan losses
Balance at beginning of the period	$41.1	$41.2	$42.5	$45.4	$99.9
Provisions (reversals)	0.1	(0.1)	(1.3)	1.5	(2.4)
Write-offs, net of recoveries	0.2	0.0	0.0	(4.4)	(52.1)
End of period balance	$41.4	$41.1	$41.2	$42.5	$45.4

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.9	$2.9	$2.1	$2.1	$2.4
Provisions (reversals)	0.9	0.0	0.8	(0.1)	(0.3)
End of period balance	$3.8	$2.9	$2.9	$2.1	$2.1

Allowance for Investment Portfolio losses
Balance at beginning of the period	$0.6	$0.5	$0.3	$0.2	$0.1
Provisions (reversals)	0.3	0.1	0.2	0.1	0.1
End of period balance	$0.9	$0.6	$0.5	$0.3	$0.2

Total allowance for losses	$46.1	$44.6	$44.6	$44.9	$47.8

Total allowance for losses to Credit Portfolio	0.71%	0.73%	0.75%	0.84%	0.95%
Credit-impaired loans to Loan Portfolio	0.20%	0.21%	0.22%	0.00%	0.00%
Total allowance for losses to credit-impaired loans (times)	4.4	4.2	4.2	n.m.	n.m.

Stage 1 (low risk) to Total Credit Portfolio	96%	95%	94%	94%	90%
Stage 2 (increased risk) to Total Credit Portfolio	4%	5%	6%	6%	10%
Stage 3 (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%

"n.m." means not meaningful.

As of June 30, 2021, the total allowance for credit losses increased to $46.1 million, representing a coverage ratio to the Credit Portfolio of 71 bps, compared to $44.6 million, or 73 bps, at the end of 1Q21. The quarterly increase was mostly related to strong credit origination, having 96% of total credits classified as Stage 1 (low risk) under IFRS 9 as of June 30, 2021. The YoY decrease compared to $47.8 million, or 95 bps, at the end of 2Q20, was mostly associated to the Bank’s improved mix of its Credit Portfolio exposure, having reduced its Stage 2 (increased risk) portfolio to 4% from 10% a year ago.

As of June 30, 2021, asset quality remained sound, with credit-impaired loans (“NPL”) totaling $11 million, unchanged from the previous quarter, representing 0.20% of the total Loan Portfolio, compared to 0.21% in the previous quarter and to 0% of the total Loan Portfolio a year ago.

OPERATING EXPENSES

(US$ million, except percentages)	2Q21	1Q21	2Q20	QoQ (%)	YoY (%)	6M21	6M20	YoY (%)
Operating expenses
Salaries and other employee expenses	5.4	5.4	4.2	-2%	29%	10.8	11.2	-3%
Depreciation of investment property, equipment and improvements	0.7	0.8	0.9	-16%	-19%	1.5	1.6	-5%
Amortization of intangible assets	0.3	0.3	0.2	-7%	36%	0.5	0.4	39%
Other expenses	3.8	2.6	3.1	46%	25%	6.4	5.7	13%
Total Operating Expenses	$10.1	$9.1	$8.3	11%	22%	$19.3	$18.8	2%
Efficiency Ratio	39.6%	41.6%	41.5%			40.5%	38.7%

The Bank’s 2Q21 and 6M21 operating expenses totaled $10.1 million (+11% QoQ; +22% YoY) and $19.3 million (+2%), respectively. The QoQ increase for 2Q21 was primarily associated to lower seasonal expense levels typical of the first quarter of the year. The YoY quarterly and year-to-date increases mostly relate to reduced expenses in the comparable periods of 2020, as cost saving measures were implemented at the onset of Covid-19.

The Bank’s Efficiency Ratio improved to 40% in 2Q21, as higher total revenues more than compensated the increase in operating expenses. YTD Efficiency Ratio stood at 41%, up from 39% a year ago, mainly on lagging income generation.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-21	31-Mar-21	30-Jun-20	QoQ (%)	YoY (%)
Total equity	$1,031	$1,037	$1,022	-1%	1%
Tier 1 capital to risk weighted assets (Basel III – IRB) (9)	23.6%	26.3%	24.8%	-11%	-5%
Risk-Weighted Assets (Basel III – IRB) (9)	$4,374	$3,935	$4,114	11%	6%
Capital Adequacy Ratio (Regulatory) (10)	18.2%	19.4%	22.1%	-6%	-18%
Risk-Weighted Assets (Regulatory) (10)	$5,783	$5,431	$4,684	6%	23%
Total assets / Total equity (times)	6.5	6.1	6.5	6%	1%
Shares outstanding (in thousand)	39,361	39,703	39,672	-1%	-1%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.4 million common shares outstanding as of June 30, 2021. At the same date, the Bank’s ratio of total assets to total equity stood at 6.5 times, and the Bank’s Tier 1 Basel III Capital Ratio stood at 23.6%, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk.

In addition, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 18.2% as of June 30, 2021, well above the required minimum of 8%. Under this methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

▪	Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the second quarter 2021. The cash dividend will be paid on August 24, 2021, to shareholders registered as of August 9, 2021.

▪	Stock Repurchase Program: As of the date of this report, since the on-set of the Stock Repurchase Program in mid-May of 2021, Bladex has repurchased 728 thousand Class E common shares for a total of $11.2 million, out of the $60 million approved by the Board.

▪	Strategic Planning Office: Bladex recently incorporated a new strategic planning and management position, reporting to the CEO, to align its organizational structure seeking to enhance the Bank’s execution capabilities and effectiveness.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

10)	As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.

11)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

12)	Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.

13)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, July 28, 2021 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 32806397, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 38738607.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2021	March 31, 2021	June 30, 2020	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$823,493	$819,514	$2,021,365	$3,979	0%	$(1,197,872)	(59)%

Securities and other financial assets, net	527,170	391,401	100,223	135,769	35	426,947	426

Loans, net	5,202,871	5,042,467	4,464,353	160,404	3	738,518	17

Customers' liabilities under acceptances	129,402	78,164	3,444	51,238	66	125,958	3,657
Derivative financial instruments - assets	14,270	16,340	8,615	(2,070)	(13)	5,655	66

Equipment and leasehold improvements, net	14,841	15,361	17,109	(520)	(3)	(2,268)	(13)
Intangibles, net	1,555	1,712	1,050	(157)	(9)	505	48
Investment properties	3,075	3,145	3,354	(70)	(2)	(279)	(8)
Other assets	6,555	6,742	7,712	(187)	(3)	(1,157)	(15)

Total assets	$6,723,232	$6,374,846	$6,627,225	$348,386	5%	$96,007	1%

Liabilities

Demand deposits	$317,014	$355,301	$281,685	$(38,287)	(11)%	$35,329	13%
Time deposits	3,029,175	2,830,446	2,604,530	198,729	7	424,645	16
	3,346,189	3,185,747	2,886,215	160,442	5	459,974	16
Interest payable	3,839	2,853	3,119	986	35	720	23
Total deposits	3,350,028	3,188,600	2,889,334	161,428	5	460,694	16

Securities sold under repurchase agreements	112,488	156,690	10,403	(44,202)	(28)	102,085	981
Borrowings and debt, net	2,060,009	1,869,304	2,627,216	190,705	10	(567,207)	(22)
Interest payable	7,730	9,248	6,954	(1,518)	(16)	776	11

Acceptance outstanding	129,402	78,164	3,444	51,238	66	125,958	3,657
Derivative financial instruments - liabilities	14,930	19,449	52,193	(4,519)	(23)	(37,263)	(71)
Allowance for loan commitments and financial guarantee contract losses	3,790	2,936	2,139	854	29	1,651	77
Other liabilities	14,153	13,780	13,683	373	3	470	3

Total liabilities	$5,692,530	$5,338,171	$5,605,366	$354,359	7%	$87,164	2%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(62,264)	(57,452)	(57,866)	(4,812)	(8)	(4,398)	(8)
Additional paid-in capital in excess of value assigned of common stock	119,366	120,305	119,447	(939)	(1)	(81)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	471,121	466,978	452,739	4,143	1	18,382	4
Other comprehensive loss	(8,730)	(4,365)	(3,670)	(4,365)	(100)	(5,060)	(138)

Total equity	$1,030,702	$1,036,675	$1,021,859	$(5,973)	(1)%	$8,843	1%

Total liabilities and equity	$6,723,232	$6,374,846	$6,627,225	$348,386	5%	$96,007	1%

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2021	March 31, 2021	June 30, 2020	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$34,164	$32,918	$44,507	$1,246	4%	$(10,343)	(23)%
Interest expense	(13,166)	(14,023)	(22,784)	857	6	9,618	42

Net Interest Income	20,998	18,895	21,723	2,103	11	(725)	(3)

Other income (expense):
Fees and commissions, net	4,271	3,040	1,940	1,231	41	2,331	120
Gain (loss) on financial instruments, net	234	(71)	(3,949)	305	430	4,183	106
Other income, net	87	97	191	(10)	(10)	(104)	(54)
Total other income, net	4,592	3,066	(1,818)	1,526	50	6,410	353

Total revenues	25,590	21,961	19,905	3,629	17	5,685	29

(Provision) reversal for credit losses	(1,384)	0	2,607	(1,384)	n.m. (*)	(3,991)	(153)
Gain (loss) on non-financial assets, net	0	0	(140)	0	n.m. (*)	140	100

Operating expenses:
Salaries and other employee expenses	(5,363)	(5,448)	(4,172)	85	2	(1,191)	(29)
Depreciation of investment property, equipment and improvements	(691)	(819)	(854)	128	16	163	19
Amortization of intangible assets	(253)	(271)	(186)	18	7	(67)	(36)
Other expenses	(3,815)	(2,607)	(3,054)	(1,208)	(46)	(761)	(25)
Total operating expenses	(10,122)	(9,145)	(8,266)	(977)	(11)	(1,856)	(22)

Profit for the period	$14,084	$12,816	$14,106	$1,268	10%	$(22)	(0)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.36	$0.32	$0.36
Diluted earnings per share	$0.36	$0.32	$0.36
Book value (period average)	$26.17	$26.26	$25.94
Book value (period end)	$26.19	$26.11	$25.76

Weighted average basic shares	39,659	39,693	39,654
Weighted average diluted shares	39,659	39,693	39,654
Basic shares period end	39,361	39,703	39,672

PERFORMANCE RATIOS:
Return on average assets	0.8%	0.8%	0.8%
Return on average equity	5.4%	5.0%	5.5%
Net interest margin	1.27%	1.24%	1.28%
Net interest spread	1.11%	1.04%	1.01%
Efficiency Ratio	39.6%	41.6%	41.5%
Operating expenses to total average assets	0.60%	0.59%	0.48%

(*) "n.m." means not meaningful.

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2021	June 30, 2020	CHANGE	%
Net Interest Income:
Interest income	$67,082	$103,496	$(36,414)	(35)%
Interest expense	(27,189)	(55,973)	28,784	51
Net Interest Income	39,893	47,523	(7,630)	(16)

Other income (expense):
Fees and commissions, net	7,311	5,013	2,298	46
Gain (loss) on financial instruments, net	163	(4,307)	4,470	104
Other income, net	184	431	(247)	(57)
Total other income, net	7,658	1,137	6,521	574

Total revenues	47,551	48,660	(1,109)	(2)

(Provision) reversal for credit losses	(1,384)	2,696	(4,080)	(151)
Gain (loss) on non-financial assets, net	0	(140)	140	100

Operating expenses:
Salaries and other employee expenses	(10,811)	(11,178)	367	3
Depreciation of investment property, equipment and improvements	(1,510)	(1,589)	79	5
Amortization of intangible assets	(524)	(377)	(147)	(39)
Other expenses	(6,422)	(5,664)	(758)	(13)
Total operating expenses	(19,267)	(18,808)	(459)	(2)

Profit for the period	$26,900	$32,408	$(5,508)	(17)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.68	$0.82
Diluted earnings per share	$0.68	$0.82
Book value (period average)	$26.21	$25.87
Book value (period end)	$26.19	$25.76

Weighted average basic shares	39,676	39,632
Weighted average diluted shares	39,676	39,632
Basic shares period end	39,361	39,672

PERFORMANCE RATIOS:
Return on average assets	0.8%	1.0%
Return on average equity	5.2%	6.4%
Net interest margin	1.26%	1.43%
Net interest spread	1.08%	1.09%
Efficiency Ratio	40.5%	38.7%
Operating expenses to total average assets	0.60%	0.56%

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2021			March 31, 2021			June 30, 2020
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$831,868	$257	0.12%	$1,005,121	$361	0.14%	$1,945,739	$916	0.19%
Securities at fair value through OCI	218,134	214	0.39	230,765	239	0.41	5,132	9	0.67
Securities at amortized cost (1)	233,213	1,711	2.90	168,756	1,398	3.31	73,953	668	3.58
Loans, net of unearned interest	5,342,209	31,982	2.37	4,755,822	30,921	2.60	4,798,823	42,914	3.54

TOTAL INTEREST EARNING ASSETS	$6,625,424	$34,164	2.04%	$6,160,464	$32,918	2.14%	$6,823,647	$44,507	2.58%

Allowance for loan losses	(42,439)			(40,254)			(87,621)
Non interest earning assets	160,119			142,182			132,472

TOTAL ASSETS	$6,743,104			$6,262,393			$6,868,498

INTEREST BEARING LIABILITIES
Deposits	3,403,486	$3,469	0.40%	3,254,281	$3,472	0.43%	$2,730,228	$5,691	0.82%
Securities sold under repurchase agreement and short-term borrowings and debt	646,154	1,206	0.74	368,291	1,785	1.94	1,692,766	8,426	1.97
Long-term borrowings and debt, net (2)	1,531,329	8,491	2.19	1,494,923	8,766	2.35	1,304,760	8,667	2.63

TOTAL INTEREST BEARING LIABILITIES	$5,580,970	$13,166	0.93%	$5,117,495	$14,023	1.10%	$5,727,754	$22,784	1.57%

Non interest bearing liabilities and other liabilities	$124,407			$102,420			$112,004

TOTAL LIABILITIES	5,705,377			5,219,916			5,839,758

EQUITY	1,037,727			1,042,477			1,028,740

TOTAL LIABILITIES AND EQUITY	$6,743,104			$6,262,393			$6,868,498

NET INTEREST SPREAD			1.11%			1.04%			1.01%

NET INTEREST INCOME AND NET INTEREST MARGIN		$20,998	1.27%		$18,895	1.24%		$21,723	1.28%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2021			June 30, 2020
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$918,016	$617	0.13%	$1,371,730	$3,375	0.49%
Securities at fair value through OCI	224,415	453	0.40	5,109	31	1.21
Securities at amortized cost (1)	201,162	3,109	3.07	71,807	1,286	3.54
Loans, net of unearned interest	5,050,635	62,903	2.48	5,223,397	98,804	3.74

TOTAL INTEREST EARNING ASSETS	$6,394,229	$67,082	2.09%	$6,672,043	$103,496	3.07%

Allowance for loan losses	(41,352)			(93,611)
Non interest earning assets	151,200			142,310

TOTAL ASSETS	$6,504,076			$6,720,742

INTEREST BEARING LIABILITIES
Deposits	$3,329,296	$6,941	0.41%	$2,644,477	$17,153	1.28%
Securities sold under repurchase agreement and short-term borrowings and debt	507,990	2,992	1.17	1,539,952	17,086	2.19
Long-term borrowings and debt, net (2)	1,513,227	17,256	2.27	1,398,901	21,734	3.07

TOTAL INTEREST BEARING LIABILITIES	$5,350,513	$27,189	1.01%	$5,583,331	$55,973	1.98%

Non interest bearing liabilities and other liabilities	$113,474			$111,996

TOTAL LIABILITIES	5,463,987			5,695,327

EQUITY	1,040,089			1,025,416

TOTAL LIABILITIES AND EQUITY	$6,504,076			$6,720,742

NET INTEREST SPREAD			1.08%			1.09%

NET INTEREST INCOME AND NET INTEREST MARGIN		$39,893	1.26%		$47,523	1.43%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.
Note:	Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/21	JUN 30/21	MAR 31/21	DEC 31/20	SEP 30/20	JUN 30/20	JUN 30/20
Net Interest Income:
Interest income	$67,082	$34,164	$32,918	$37,782	$39,694	$44,507	$103,496
Interest expense	(27,189)	(13,166)	(14,023)	(15,464)	(17,086)	(22,784)	(55,973)
Net Interest Income	39,893	20,998	18,895	22,318	22,608	21,723	47,523

Other income (expense):
Fees and commissions, net	7,311	4,271	3,040	2,794	2,611	1,940	5,013
Gain (loss) on financial instruments, net	163	234	(71)	(50)	(437)	(3,949)	(4,307)
Other income, net	184	87	97	245	407	191	431
Total other income, net	7,658	4,592	3,066	2,989	2,581	(1,818)	1,137

Total revenues	47,551	25,590	21,961	25,307	25,189	19,905	48,660

(Provision) reversal for credit losses	(1,384)	(1,384)	0	311	(1,543)	2,607	2,696
Gain (loss) on non-financial assets, net	0	0	0	296	140	(140)	(140)
Total operating expenses	(19,267)	(10,122)	(9,145)	(10,173)	(8,342)	(8,266)	(18,808)
Profit for the period	$26,900	$14,084	$12,816	$15,741	$15,444	$14,106	$32,408

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.68	$0.36	$0.32	$0.40	$0.39	$0.36	$0.82

PERFORMANCE RATIOS
Return on average assets	0.8%	0.8%	0.8%	1.0%	1.0%	0.8%	1.0%
Return on average equity	5.2%	5.4%	5.0%	6.1%	6.0%	5.5%	6.4%
Net interest margin	1.26%	1.27%	1.24%	1.37%	1.42%	1.28%	1.43%
Net interest spread	1.08%	1.11%	1.04%	1.17%	1.19%	1.01%	1.09%
Efficiency Ratio	40.5%	39.6%	41.6%	40.2%	33.1%	41.5%	38.7%
Operating expenses to total average assets	0.60%	0.60%	0.59%	0.62%	0.52%	0.48%	0.56%

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/21	JUN 30/20	JUN 30/21	MAR 31/21	JUN 30/20
COMMERCIAL BUSINESS SEGMENT:
Net interest income	$39,212	$45,685	$20,480	$18,732	$20,919
Other income	7,735	2,559	4,479	3,257	(790)
Total revenues	46,947	48,244	24,959	21,989	20,129
(Provision) reversal for credit losses	(1,005)	2,696	(1,042)	37	2,607
Gain (loss) on non-financial assets, net	0	(140)	0	0	(140)
Operating expenses	(15,028)	(13,605)	(7,880)	(7,148)	(6,263)
Profit for the segment	$30,914	$37,195	$16,037	$14,878	$16,333

Segment assets	5,349,392	4,489,329	5,349,392	5,137,623	4,489,329

TREASURY BUSINESS SEGMENT:

Net interest income	$681	$1,838	$518	$163	$804
Other income (expense)	(77)	(1,422)	113	(191)	(1,028)
Total revenues	604	416	631	(28)	(224)
(Provision) reversal for credit losses	(379)	0	(342)	(37)	0
Operating expenses	(4,239)	(5,203)	(2,242)	(1,997)	(2,003)
Loss for the segment	$(4,014)	$(4,787)	$(1,953)	$(2,062)	(2,227)

Segment assets	1,367,318	2,130,220	1,367,318	1,230,515	2,130,220

TOTAL:

Net interest income	$39,893	$47,523	$20,998	$18,895	$21,723
Other income	7,658	1,137	4,592	3,066	(1,818)
Total revenues	47,551	48,660	25,590	21,961	19,905
(Provision) reversal for credit losses	(1,384)	2,696	(1,384)	0	2,607
Gain (loss) on non-financial assets, net	0	(140)	0	0	(140)
Operating expenses	(19,267)	(18,808)	(10,122)	(9,145)	(8,266)
Profit for the period	$26,900	$32,408	$14,084	$12,816	$14,106

Total segment assets	6,716,710	6,619,549	6,716,710	6,368,138	6,619,549
Unallocated assets	6,522	7,676	6,522	6,708	7,676
Total assets	6,723,232	6,627,225	6,723,232	6,374,846	6,627,225

EXHIBIT VIII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$106	2	$108	2	$180	4	$(2)	$(74)
BOLIVIA	15	0	15	0	8	0	0	7
BRAZIL	1,302	20	1,220	20	809	16	82	493
CHILE	722	11	645	11	479	10	77	243
COLOMBIA	733	11	719	12	805	16	14	(72)
COSTA RICA	184	3	191	3	221	4	(7)	(37)
DOMINICAN REPUBLIC	311	5	205	3	137	3	106	174
ECUADOR	258	4	212	3	191	4	46	67
EL SALVADOR	34	1	31	1	62	1	3	(28)
GUATEMALA	418	6	338	6	304	6	80	114
HONDURAS	37	1	20	0	108	2	17	(71)
JAMAICA	36	1	46	1	11	0	(10)	25
MEXICO	663	10	593	10	484	10	70	179
PANAMA	272	4	324	5	400	8	(52)	(128)
PARAGUAY	61	1	128	2	96	2	(67)	(35)
PERU	399	6	386	6	178	4	13	221
TRINIDAD & TOBAGO	140	2	152	2	179	4	(12)	(39)
URUGUAY	110	2	97	2	0	0	13	110
MULTILATERAL ORGANIZATIONS	112	2	112	2	0	0	0	112
OTHER NON-LATAM (1)	618	9	555	9	359	7	63	259

TOTAL CREDIT PORTFOLIO (2)	$6,531	100%	$6,097	100%	$5,011	100%	$434	$1,520

UNEARNED INTEREST AND DEFERRED FEES	(7)		(6)		(8)		(1)	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,524		$6,091		$5,003		$433	$1,521

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT IX

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$106	2	$108	2	$180	4	$(2)	$(74)
BOLIVIA	15	0	15	0	8	0	0	7
BRAZIL	1,207	20	1,159	20	800	16	48	407
CHILE	623	10	604	11	474	10	19	149
COLOMBIA	706	12	704	12	776	16	2	(70)
COSTA RICA	184	3	191	3	221	4	(7)	(37)
DOMINICAN REPUBLIC	311	5	205	4	137	3	106	174
ECUADOR	258	4	212	4	191	4	46	67
EL SALVADOR	34	1	31	1	62	1	3	(28)
GUATEMALA	418	7	338	6	304	6	80	114
HONDURAS	37	1	20	0	108	2	17	(71)
JAMAICA	36	1	46	1	11	0	(10)	25
MEXICO	628	10	549	10	462	9	79	166
PANAMA	258	4	314	6	369	8	(56)	(111)
PARAGUAY	61	1	128	2	96	2	(67)	(35)
PERU	347	6	369	6	178	4	(22)	169
TRINIDAD & TOBAGO	140	2	152	3	179	4	(12)	(39)
URUGUAY	110	2	97	2	0	0	13	110
OTHER NON-LATAM (1)	529	9	466	8	359	7	63	170

TOTAL COMMERCIAL PORTFOLIO (2)	$6,008	100%	$5,708	100%	$4,915	100%	$300	$1,093

UNEARNED INTEREST AND DEFERRED FEES	(7)		(6)		(8)		(1)	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,001		$5,702		$4,907		$299	$1,094

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT X

INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$95	18	$61	16	$9	9	$34	$86
CHILE	99	19	41	10	5	5	58	94
COLOMBIA	27	5	15	4	29	31	12	(2)
MEXICO	35	7	44	11	22	23	(9)	13
PANAMA	14	3	10	3	31	32	4	(17)
PERU	52	10	17	4	0	0	35	52
MULTILATERAL ORGANIZATIONS	112	21	112	29	0	0	0	112
OTHER NON-LATAM (1)	89	17	89	23	0	0	0	89

TOTAL INVESTMENT PORTFOLIO (2)	$523	100%	$389	100%	$96	100%	$134	$427

(1) Risk in highly rated countries outside the Region.

(2) Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

EXHIBIT XI

LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	6M21	6M20	2Q21	1Q21	2Q20	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$11	$1	$11	$0	$1	$10	$11	$10
BOLIVIA	12	0	7	5	0	12	2	7
BRAZIL	558	337	271	287	53	221	(16)	218
CHILE	615	146	268	347	82	469	(79)	186
COLOMBIA	600	403	260	340	49	197	(80)	211
COSTA RICA	36	73	13	23	6	(37)	(10)	7
DOMINICAN REPUBLIC	376	207	193	183	87	169	10	106
ECUADOR	10	197	5	5	26	(187)	0	(21)
EL SALVADOR	50	37	20	30	5	13	(10)	15
GUATEMALA	252	112	153	99	69	140	54	84
HONDURAS	24	60	14	10	45	(36)	4	(31)
JAMAICA	137	99	74	63	22	38	11	52
MEXICO	1,170	1,141	662	508	159	29	154	503
PANAMA	298	335	192	106	123	(37)	86	69
PARAGUAY	78	71	15	63	43	7	(48)	(28)
PERU	215	142	109	106	9	73	3	100
TRINIDAD & TOBAGO	0	10	0	0	5	(10)	0	(5)
URUGUAY	148	58	62	86	0	90	(24)	62
OTHER NON-LATAM (1)	465	458	334	131	88	7	203	246

TOTAL LOAN DISBURSED (2)	$5,055	$3,887	$2,663	$2,392	$872	$1,168	$271	$1,791

(1) Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.

(2) Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.